July 25, 2016

Buffalo Funds
c/o Kornitzer Capital Management, Inc.
5420 West 61st Place
Shawnee Mission, Kansas 66205
Ladies and Gentlemen:
We consent to the incorporation by reference in this Registration Statement of our opinion dated September 28, 2007 regarding the sale of shares of the Buffalo International Fund, our opinion dated July 30, 2008 regarding the sale of shares of the Buffalo Flexible Income Fund (f/k/a Buffalo Balanced Fund), the Buffalo High Yield Fund,  the Buffalo Large Cap Fund, the Buffalo Small Cap Fund and the Buffalo Growth Fund (f/k/a Buffalo USA Global Fund) and our opinion dated November 28, 2012 regarding the sale of shares of the Buffalo Dividend Focus Fund, all series of Buffalo Funds.  In giving this consent, however, we do not admit that we are experts or within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.
Very truly yours,

/s/ Godfrey & Kahn, S.C.
GODFREY & KAHN, S.C.

15838696.1